

Mail Stop 7010

Via U.S. Mail and Facsimile

April 3, 2009

Mr. W. Edd Helms, Jr.
Chairman of the Board, President and Chief Executive Officer
Edd Helms Group, Inc.
17850 N.E. 5th Avenue
Miami, Florida 33162

> **Re:**   **Edd Helms Group, Inc.**
> **PRER14C**
> **Filed on March 25, 2009**
> **File No. 0-17978**
>
> **Schedule 13E-3/A**
> **Filed on March 25, 2009**
> **File No.: 5-40749**
>
> **Form 10-Q for the Quarterly Period Ended November 30, 2008**
> **Filed on January 22, 2009**
> **File No.: 0-17978**

Dear Mr. Helms:

      We have reviewed your response letter dated March 12, 2009 and the amended filings listed above, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Revised Preliminary Information Statement on Schedule 14C

Fairness of the Reverse Stock Split, page 16

1. We note your response to prior comment 10 of your letter dated March 12, 2009 and we reissue the comment in part. Disclosure on pages 17 and 22 indicates a value higher than the value of the consideration offered to unaffiliated security holders. For example, you indicate on page 17 that the Company repurchased shares in connection with the termination of an employee stock ownership plan at

a per share price of $.42. As another example, you disclose on page 22 that historical quoted market prices in the over-the-counter market during all of 2008 varied from a *high* of $0.51 per share to a low of $0.27 per share. As requested in our prior comment 10, your disclosure should specifically address the difference between such disclosed values and the $.40 per share offered to unaffiliated security holders and should include a statement of the bases for the belief as to fairness in light of such difference. In addition, given the reference in the third bullet point on page 22 to a historical quoted market price of $.51 per share, please also correct the sentence immediately following the bullet points on page 22, as it currently indicates that "all of the above share values are *lower* than the proposed $.40 per share repurchase price for the fractional shares…"

2. We note your response to question 11 and reissue the comment in part. Briefly describe the method of selection of Florida Corporate Finance. Also, disclose whether any part of the $2,500 fairness opinion fee paid to Florida Corporate Finance was contingent on the approval of this transaction.

<p align="center">Form 10-Q for the Quarterly Period Ended November 30, 2008</p>

Item 4, Controls and Procedures, page 9

3. We note that you did not respond to question 13 of our letter dated February 25, 2009. Please confirm for us supplementally that as long as your reporting obligations continue you will in future filings, disclose the information required by Item 307 of Regulation S-K and Item 308(c) of Regulation S-K.

Certifications

4. We note that you did not respond to question 14 of our letter dated February 25, 2009. Please confirm for us supplementally that as long as your reporting obligations continue you will in future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, Craig Slivka, Special Counsel at (202) 551-3729 or Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3444.

Sincerely,

Pamela Long
Assistant Director

cc: Laz Schneider, Esq. (*via facsimile 954/523-2872*)
        Melissa Melzer (*via facsimile 561-998-0028*)
        Berger Singerman, P.A.
        350 East Las Olas Boulevard, Suite 1000
        Ft. Lauderdale, Florida 33301